CONSENT OF AUTHOR

Lydell (Lee) Melnyk, P.Eng.

AMEC Energy & Mining

900 AMEC Place, 801 – 6th Ave. SW

Calgary, AB, Canada  T2P 3W3

Telephone: (403) 298-5479

Fax: (403) 303-2110

E-mail: lee.melnyk@amec.com

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

AND TO:  Nevsun Resources Ltd.

I, Lydell Melnyk, do hereby consent to the filing of the written disclosure of the technical report titled “43-101 Technical Report on Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea” and dated 15 November 2006 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report and/or excerpts thereof and/or information therein by Nevsun Resources Ltd. on its company website or in company documentation.

I confirm that I have read the written disclosures by Nevsun Resources Ltd. entitled “Bisha Reserve Announcement” filed on October 5, 2006, and “Bisha Feasibility Study Announcement” filed on October 12, 2006, and that they fairly and accurately represent the information in the technical report that supports the disclosures.

Dated at Calgary, Alberta, Canada, this 15th day of November 2006.

AMEC Americas Limited

“Signed and sealed”

Lydell Melnyk, P.Eng.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3030 Fax (604) 664-3057	www.amec.com